                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             NetScout Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  64115 T 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   / / Rule 13d-1(b)
                   / / Rule 13d-1(c)
                   /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 8 Pages

------------------------                                -----------------------
CUSIP NO. 64115 T 10 4                13G                PAGE  2  OF  8  PAGES
------------------------                                -----------------------


-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Anil Singhal
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a) / /
                                                              (b) / /
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.

-------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                         2,556,960 shares
       NUMBER OF
                          -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                         355,350 shares

                          -----------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                          2,556,960 shares
                          -----------------------------------------------------
          WITH             8    SHARED DISPOSITIVE POWER

                                         355,350 shares
-------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,912,310 shares

-------------------------------------------------------------------------------
 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 9.9%
-------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 Pages

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------------------------                                -----------------------
CUSIP NO. 64115 T 10 4                13G                PAGE  3  OF  8  PAGES
------------------------                                -----------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Abha Singhal
-------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) / /
                                                                    (b) / /
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.

-------------------------------------------------------------------------------

                           5    SOLE VOTING POWER

                                         2,250,000 shares
       NUMBER OF
                          -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                         340,000 shares

                          -----------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                          2,250,000  shares

                          -----------------------------------------------------
          WITH             8    SHARED DISPOSITIVE POWER

                                         340,000 shares

-------------------------------------------------------------------------------

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,590,000 shares

-------------------------------------------------------------------------------
 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS) / /

-------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 8.8%
-------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT



                               Page 3 of 8 Pages

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                                  Schedule 13G
                                  -------------


Item 1(a).        Name of Issuer:  NetScout Systems, Inc. ("the Company")
                  --------------

Item 1(b).        Address of Issuer's Principal Executive Offices:  4 Technology
                  -----------------------------------------------
                  Park Drive, Westford, MA  01886.

Item 2(a).        Names of Persons Filing:  Anil Singhal and Abha Singhal.
                  -----------------------

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  ------------------------------------------------------------
                  The address of the principal business office of Anil Singhal is 4 Technology Park Drive, Westford, MA 01886. The residence of Abha Singhal is 265 Kimball Road, Carlisle, MA 01741.

Item 2(c).        Citizenship:  Anil Singhal and Abha Singhal are citizens of
                  -----------
                  the United States.

Item 2(d).        Title of Class of Securities:  Common Stock, $.001 Par Value.
                  ----------------------------

Item 2(e).        CUSIP Number:  64115 T 10 4
                  ------------

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or
                  ---------------------------------------------------------
                  13d-2(b), check whether the person filing is a:
                  -----------------------------------------------

                  Not Applicable.

Item 4.           Ownership.
                  ---------

                  (a) Amount Beneficially Owned: Mr. Singhal beneficially owns 2,912,310 shares of Common Stock. Mr. Singhal directly owns 2,547,641 shares of Common Stock and has presently exercisable options to purchase 9,309 shares of Common Stock. In addition, 15,350 shares are held by two trusts for the benefit of Mr. Singhal's children; Mr. Singhal is one of two trustees of each such trust.

                       Mrs. Singhal beneficially owns 2,590,000 shares of Common Stock. Mrs. Singhal directly owns 2,250,000 shares of Common Stock.

                       340,000 shares are held by a family limited partnership of which Mr. and Mrs. Singhal are the general partners and trusts for the benefit of their children are the limited partners.

                       Mr. and Mrs. Singhal are spouses. Mr. Singhal may be deemed to beneficially own the 2,590,000 shares of Common Stock beneficially owned by Mrs. Singhal. Mr. Singhal disclaims beneficial ownership of 2,250,000 of such shares. Mrs. Singhal may be deemd to beneficially own the 2,912,310 shares of Common Stock beneficially owned by Mr.


                               Page 4 of 8 Pages

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                       Singhal. Mrs. Singhal disclaims beneficial ownership of
                       2,572,310 of such shares.

                       The amount beneficially owned by Mr. and Mrs. Singhal does not include 371,750 shares held by the Anil Singhal Grantor Retained Annuity Trust. Neither Mr. nor Mrs. Singhal have voting power or dispositive power over the shares held by the Anil Singhal Grantor Retained Annuity Trust.


                  (b)  Percent of Class:

                       Anil Singhal:  9.9%
                       Abha Singhal: 8.8%

                       The foregoing percentages are calculated based on the 29,453,602 shares of Common Stock reported to be outstanding on February 9, 2001 in the Company's Form 10-Q for the quarter ended December 31, 2000.

                  (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:
                                Anil Singhal: 2,556,960
                                Abha Singhal: 2,250,000

                       (ii)  shared power to vote or to direct the vote:
                                Anil Singhal: 355,350
                                Abha Singhal: 340,000

                       (iii) sole power to dispose or direct the disposition of:
                                Anil Singhal:  2,556,960
                                Abha Singhal:  2,250,000

                       (iv)  shared power to dispose or direct the disposition
                             of:
                                Anil Singhal:  355,350
                                Abha Singhal:  340,000

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person.
                  -------

                  Not Applicable.

Item 7.           Identification and Classification of the Subsidiary which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  --------


                               Page 5 of 8 Pages

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------

                  Not Applicable.



Item 9.           Notice of Dissolution of Group.
                  ------------------------------

                  Not Applicable.

Item 10.          Certification.
                  -------------

                  Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) nor 13d-1(c).






                               Page 6 of 8 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001

                                            /s/ Anil Singhal
                                            ------------------------------
                                            Anil Singhal


                                            /s/ Abha Singhal
                                            ------------------------------
                                            Abha Singhal



                               Page 7 of 8 Pages

                                                                      EXHIBIT 1

                                    AGREEMENT


      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of shares of capital stock of NetScout Systems, Inc.


Dated:  February 14, 2001

                                            /s/ Anil Singhal
                                            ---------------------------------
                                            Anil Singhal


                                            /s/ Abha Singhal
                                            ---------------------------------
                                            Abha Singhal






                               Page 8 of 8 Pages